

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

<u>Via E-mail</u>
Dodie Kent
Vice President and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

> **Re: AXA Equitable Life Insurance Company**
> **Registration Statement on Form S-3**
> **Filed August 7, 2014**
> **File No. 333-197931**

Dear Mr. Kent:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It is not clear what type of offering you intend to register. In this regard, we note that you refer to the type of offering using several descriptions, including as a contract, an interest in a protected investment option, and a guarantee. Moreover, it appears from your disclosure that you may be offering two securities: an interest in the separate account and a guarantee. The interest in the separate account appears to represent a right to receive the amount initially deposited in the separate account plus an amount determined based on a crediting rate. The guarantee appears to be your obligation for such amounts in the event the separate account does not have sufficient funds to cover such amounts. However, the disclosure throughout the filing is summary in nature and does not describe with sufficient detail or precision the type of offering being registered. Please revise accordingly. For example, please revise or expand your disclosure to more clearly describe and/or address each of the following:

    •   The rights, terms, and risks of the security or securities being offered.

- The identity of the issuer of the security or securities being offered. In this regard, it appears that AXA Equitable is the issuer of the guarantee, but it is not clear who is the issuer of the interest in the separate account.

- The legal form of the separate account such that it is bankruptcy remote with respect to the general account. In addition, the structure of the separate account, the assets that will be held in the separate account, and restrictions on the type of assets that may be held in the separate account and who controls the separate account and the movement of assets into and out of the separate account, such as through the payment of claims, repayment of the amounts initially deposited into the separate account upon maturity, and the determinations of any adjustments to the crediting rate.

- The interest of investors in the separate account, in particular with respect to the assets held in the separate account and investors' recourse against those assets. In addition, the risk to investors from the pooling of amounts deposited in the separate account from multiple contracts.

- The nature and extent of the guarantee, including agreements or contractual provisions that obligate AXA Equitable to maintain collateral in the separate account to support its guarantee.

We may have further comments after reviewing your responses.

Cover Page of Prospectus

2. We note that you have proposed to register an offering consisting of $1 million of "Interests in Protected Investment Option." We have the following comments:

- Refer to comment 1 above and revise to accurately reflect the security or securities being offered.

- Disclosure indicates that each contract has a minimum initial purchase amount of $1 million and a maximum purchase amount of $50 million. Please revise to register a good faith estimate of the maximum amount of securities that you intend to offer and sell pursuant to this registration statement. In this regard, please note that under the Securities Act of 1933 you may not register additional shares by post-effective amendment and a registrant is limited to the maximum aggregate offering amount registered at time of effectiveness as opposed to an indefinite amount as allowed in Section 24(f) of the Investment Company Act of 1940.

- Please revise the name of the product so as not to overstate the safety of a Buyer or Seller's investment. For example, investors are still subject to credit risk despite the use of the term "protected". In addition, when you describe the product in the filing as offering "the ability to protect the principal value of escrow payments" please revise to remove the reference to protected principal and note the credit risk associated with the product and the risk of downward adjustment of the crediting rate possibly to zero.

2. Risk factors, page 5

3. The risk factor disclosure is too summary in nature, in particular in that it identifies certain risks but does not explain in reasonable detail the nature of those risks or how they could impact investors. Please revise accordingly. Refer to Item 503 of Regulation S-K.

3. Contract features, page 6

4. We note the disclosure that the contract will not be available in all states. Please disclose why the contract will not be available in certain states and disclose how the contract will be regulated in the states in which it may be offered, for example as insurance or as a security. Please also add appropriate risk factor disclosure.

Early termination and the market value adjustment, page 7

5. Please revise your disclosure to disclose the circumstances under which you will or will not grant a written request to terminate the contract prior to its maturity date. Please include relevant risk factor disclosure with respect to the risk that you may not grant a request for early termination.

4. Return of principal and the crediting rate, page 8

The guarantee, page 8

6. Please explain the distinction between the general account and the separate account, including the legal form and structure that distinguishes the two types of accounts.

7. Please disclose with prominence that due to adjustments to the crediting rate that may occur at your discretion, no interest may be credited under the contract.

8. Please delete the statement that "We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws…"

The initial crediting rate, page 8

9. Please disclose in reasonable detail how you intend to determine the initial crediting rate, such as by providing the factors that you use in determining such rate. In responding to this comment, please disclose whether you use any relevant benchmarks in determining the initial crediting rate and, if so, how those benchmarks are used in such determination.

10. Please clarify that the initial crediting rate for a particular contract will be set forth in the prospectus supplement relating to such contract.

Crediting rate adjustments, page 8

11. Please disclose how and when you will notify investors of an event triggering a crediting rate change and how you will communicate any adjustment to the crediting rate to investors. Please disclose, if appropriate, that if a Crediting Rate Adjustment due to a Subsequent Purchase Payment would reduce the Crediting Rate below 0.00%, then the Crediting Rate would be floored at 0.00%.

Crediting rate adjustments due to a claims rate adjustment, page 9

12. We note that you may declare an adjusted crediting rate that is higher than the adjusted crediting rate determined by the applicable claims rate adjustment. Please disclose how you will make this determination and how you will notify investors.

Crediting rate adjustments due to a pooled rate adjustment, page 9

13. Please describe in greater detail how a pooled rate adjustment could be triggered.

14. We note that you determine in your sole discretion the amount of any pooled rate adjustment. Please disclose in reasonable detail how you intend to determine the amount of any pooled rate adjustment, such as by providing the factors that you use in determining such rate. In responding to this comment, please disclose whether you use any relevant benchmarks in determining the amount of any pooled rate adjustment, and, if so, how those benchmarks are used in such determination.

Item 16. Exhibits

15. Please file a copy of the form of contract as soon as practicable. We may have additional comments after reviewing the form of contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Karen Ubell, Special Counsel in the Office of Capital Markets Trends, at (202) 551-3873, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Christopher E. Palmer, Esq.
Goodwin Procter LLP
901 New York Avenue, NW
Washington, DC 20001